                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
                          SECTIONS 13 AND 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 0-12404

                           Jacor Communications, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                     50 East RiverCenter Blvd., 12th Floor,
                   Covington, Kentucky 41011, (606) 655-2267
--------------------------------------------------------------------------------
               (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

           Common Stock Purchase Warrants Expiring September 18, 2001
            Common Stock Purchase Warrants Expiring February 17, 2002
                     Liquid Yield Option(TM) Notes due 2011
                     Liquid Yield Option(TM) Notes due 2018
                10 1/8% Senior Subordinated Notes due 2006
                   9 3/4% Senior Subordinated Notes due 2006
                   8 3/4% Senior Subordinated Notes due 2007
                      8% Senior Subordinated Notes due 2010
--------------------------------------------------------------------------------
              (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4 (a) (1) (i)              (X)              Rule 12h-3 (b) (1) (i)            (X)
             Rule 12g-4 (a) (1) (ii)             ( )              Rule 12h-3 (b) (1) (ii)           ( )
             Rule 12g-4 (a) (2) (i)              ( )              Rule 12h-3 (b) (2) (i)            ( )
             Rule 12g-4 (a) (2) (ii)             ( )              Rule 12h-3 (b) (2) (ii)           ( )
             Rule 15d-6                          ( )              Rule 12h-3 (b) (3)                ( )


Approximate number of holders of record as of the certification or notice date:

            Common Stock, par value $0.01 per share:          1

--------------------------------------------------------------------------------

         Pursuant to the requirements of the Securities Exchange Act of 1934 Jacor Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  May 4, 1999                        By: /s/ Paul F. Solomon
                                              ----------------------------------
                                               Paul F. Solomon
                                               Senior Vice President, General
                                               Counsel and Secretary